FEDER, KASZOVITZ, ISAACSON, WEBER, SKALA, BASS & RHINE LLP
ATTORNEYS AT LAW

INTERNATIONAL PLAZA
750 LEXINGTON AVENUE
NEW YORK, N. Y. 10022-1200

Telefax 212-888-7776                                                           Telephone: 212-888-8200                                                                           Writer's Ext.: 321

September 9, 2008

VIA EDGAR

Securities and Exchange Commission
Ms. Kathleen Collins
Accounting Branch Chief
100 F Street, N.E.
Washington, D.C.  20549-5546

RE:  Worlds.com Inc. (the “Company”)

Gentlemen:

We are general counsel to the Company.  On April 3, 2008 the Company filed an Annual Report on Form 10-KSB (the “10-KSB”).  By letter dated August 21, 2008 (the “Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the 10-KSB.  On behalf of the Company we are responding to the Staff’s comments contained in the Letter.  The numbered paragraphs below correspond to the numbered comments in the Letter.

1.	The 10-KSB will be amended to include the statements identified in this comment.

2.
You are hereby advised that the identified transaction was not a related party transaction as defined in SFAS 57.  The original debt represented an arms-length third party investment in the Company.  In 2000, when the Company was undergoing a cash crunch and was unable to repay the notes to its investors, the Company negotiated the terms of its debt with the investor and agreed to supply $631,950 of services in settlement of that amount of the debt.  Shortly thereafter, as the Company’s cash position worsened, it found itself unable to retain its employees, and was forced to reduce its commercial activities.  As a result, the Company was unable to supply the agreed upon services.  As disclosed in the Company’s public filings, the Company has patented technology that allows it to create 3-D worlds and the settlement agreement provided that the Company was to develop and provide the investor with a customized 3-D world.  As further disclosed in the Company’s public filings, during the third quarter of 2007, the Company was able to raise some funds and began the process of updating its technology.  The Company believes that it will be able to develop the customized 3-D world and provide the agreed upon services during the third or fourth quarter of 2008 and expects to recognize the revenue during such periods.  Accordingly, classification as a current liability is correct as the obligation will have been performed within a twelve month operating cycle of the 10-KSB’s December 31, 2007 balance sheet date.  Moreover, FASB Concepts Statement No. 5 “Recognition and Measurement in Financial Statements of Business enterprises” states that revenues should not be recognized until it is (a) realized or realizable and (b) earned.  Thus, application of this standard requires that revenue be deferred while awaiting future matching of costs to generate such revenues.

3.	The 10-KSB will be amended to include revised and corrected Exhibits 31.1 and 31.2.

The Company will file an amended 10-KSB addressing comments 1 and 3, but for the reasons contained in Paragraph 2, we do not believe that an amendment to the 10-KSB is necessary to address that comment.

The Company has authorized us to state on its behalf that it is aware and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ IRVING ROTHSTEIN
                                                                                    Irving Rothstein